Exhibit 99.1

Canterbury Park Holding Corporation

Reports First Quarter Results

Shakopee, MN – May 9, 2024 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (Nasdaq: CPHC), today reported financial results for the first quarter ended March 31, 2024.

($ in thousands, except per share data and percentages)

	Three Months Ended March 31,
	2024	2023	Change
Net revenues	$14,098	$13,300	6.0%

Net income	$998	$2,771	-64.0%

Adjusted EBITDA (1)	$3,213	$2,818	14.0%

Basic EPS	$0.20	$0.57	-64.9%
Diluted EPS	$0.20	$0.56	-64.3%

(1)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of net revenues.

Management Commentary

“Canterbury delivered strong first quarter 2024 financial results, with net revenues increasing 6.0% to $14.1 million and Adjusted EBITDA rising 14.0% to $3.2 million. The year over year revenue increase reflects the benefit from significantly better weather in the 2024 first quarter period compared to the same period in 2023. The adjusted EBITDA margin of 22.8% in the quarter demonstrates our fiscal discipline and the success of our initiatives to optimize operations as we continue to track well above historical adjusted EBITDA margin levels.

“We generated revenue growth across each of our reporting segments in the quarter including a 3.5% increase in Casino revenues as we extended the positive Casino revenue trends that we saw during the last months of 2023. The collective 17.0% increase in Food and Beverage and Other revenues primarily reflects the benefits of our initiatives to position our event center as a leading destination for events of all sizes in the region. While this effort is off to a very strong start, we believe there remains a significant opportunity to grow the awareness and appreciation for our hospitality offerings to deliver even higher financial performance. Pari-mutuel results rose year-over-year primarily due to milder weather and our continued efforts to optimize the operations for this portion of our business.

“Development at Canterbury Commons continues to significantly transform the lifestyle experience at the property and is proving out our long-term vision for establishing a regional ‘Live, Work, Stay, and Play’ destination. Development of Swervo Development Corporation’s (“Swervo”) amphitheater continues on schedule and recently, Greystone filed an application for a second 28,000 square foot commercial office building within the Winner’s Circle site that is expected to add additional daytime population and a mix of uses to Canterbury. This project would join the already under construction 10,000 square foot commercial building that will be home to BBQ and pizza restaurants and a fitness center. In addition, we are making consistent progress on our barn relocation project and are looking forward to beginning work later this year on a new road that will allow us to unlock approximately 20 additional acres of land that would provide economic upside for Canterbury and our shareholders.

“As we continue to optimize our operations and are positioned to benefit from the full potential that will be unlocked by the development of Canterbury Commons, we remain equally focused on exploring additional opportunities to create new value for our shareholders. Recently, the Minnesota Racing Commission approved the introduction of 500 on-track ADW historical horse racing terminals at Canterbury Park effective May 21, 2024. This entertainment option would offer our guests the ability to wager on historical horse racing outcomes similar to what is available in multiple jurisdictions. While this approval is currently the subject of a legal challenge and state legislative efforts, we remain fully committed to advocate for the ability to bring new gaming and wagering opportunities, including sports wagering, to Canterbury Park. Expanding the gaming offerings at Canterbury Park would benefit our shareholders and importantly help us secure the long-term viability of Minnesota’s horse racing industry, which supports thousands of jobs and generates approximately $400 million in economic benefits to the State. With our solid balance sheet and consistent cash flow generation, we are positioned to return capital to shareholders through our quarterly cash dividend and to continue executing on our strategies to deliver long-term growth.”

Canterbury Commons Development Update

Swervo continues to make progress on the construction of its state-of-the-art amphitheater which is expected to open in 2025. The Company’s barn relocation and redevelopment plan is also underway and is on track for completion in 2025. Canterbury expects to begin work this summer on the road adjacent to the amphitheater which will unlock the development potential of over 20 acres of land in that portion of the site.

Residential and commercial construction updates related to joint ventures include:

●	Phase II of The Doran Group’s upscale Triple Crown Residences at Canterbury Park has obtained a certificate of occupancy and has recently begun leasing available units.
●	50% of the 147 units of senior market rate apartments at The Omry at Canterbury are leased.
●

Construction continues on a new 10,000 square-foot commercial building within the Winner's Circle development which is expected to open in late 2024; the building features three tenants, including a BBQ restaurant, a pizza restaurant and a fitness center.

o	A land use application for an additional 28,000 square-foot commercial office building within the Winner’s Circle development has been filed with the City Planning Commission.

Residential and commercial construction updates related to prior land sales include:

●	Pulte Homes of Minnesota continues development on the 45-unit second phase of its row home and townhome residences.

Developer and partner selection for the remaining 40 acres of Canterbury Commons, including 20 acres that will become available for development following the completion of the new road noted above, continues. Additional uses could include office, retail, hotel and restaurants.

Summary of 2024 First Quarter Operating Results

Net revenues for the three months ended March 31, 2024, increased 6.0% to $14.1 million, compared to $13.3 million in the same period last year. The year-over-year improvement reflects growth of 3.5% in Casino revenues, 3.6% in Pari-mutuel revenues, 17.5% in Food and Beverage revenues and 15.4% in Other revenues. The year-over-year increases are primarily the result of unusually mild winter weather and strong attendance at events and entertainment offerings that occurred during the quarter.

Operating expenses for the three months ended March 31, 2024, were $12.3 million, an increase of $590,000, or 5.0%, compared to operating expenses of $11.7 million for the same period in 2023. The year-over-year increase in operating expenses was primarily driven by higher labor and contracted services costs as well as increased costs across the business due to the current continued inflationary environment.

The Company recorded a net loss of $852,000 and a net gain of $1.9 million from equity investments for the three months ended March 31, 2024 and 2023, respectively. The 2024 first quarter loss is primarily related to its share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures while the 2023 first quarter gain is related to insurance proceeds received related to a claim by the joint venture against a third-party developer.

The Company recorded income tax expense of $0.5 million and $1.0 million for the three months ended March 31, 2024 and 2023, respectively, resulting in an effective tax rate of 31.1% and 27.3%, respectively.

The Company recorded net income of $1.0 million and diluted earnings per share of $0.20 for the three months ended March 31, 2024. The Company recorded net income of $2.8 million and diluted earnings per share of $0.56 for the three months ended March 31, 2023.

Adjusted EBITDA, a non-GAAP measure, increased 14.0% year-over-year to $3.2 million in the 2024 first quarter, compared to $2.8 million in the 2023 first quarter.

Additional Financial Information

Further financial information for the first quarter ended March 31, 2024, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about May 10, 2024.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income (net of interest expense), income tax expense, depreciation and amortization, as well as excluding stock-based compensation (which includes our 401(k) match expense as this match occurs in Company stock), gain on insurance proceeds relating to equity investments, depreciation and amortization related to equity investments and interest expense related to equity investments. Neither EBITDA nor Adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measure, which is net income. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA or Adjusted EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: we may not be successful in implementing our growth strategy; sensitivity to reductions in discretionary spending as a result of downturns in the economy and other factors; we have experienced a decrease in revenue and profitability from live racing; challenges in attracting a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity incidents; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Investor Contacts

Randy Dehmer	Richard Land, Jim Leahy
Senior Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cphc@jcir.com
952-233-4828 or investorrelations@canterburypark.com

- financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three months ended
	March 31,
	2024	2023
Operating Revenues:
Casino	$10,056,028	$9,714,355
Pari-mutuel	1,174,268	1,133,334
Food and Beverage	1,727,149	1,469,831
Other	1,140,544	982,038
Total Net Revenues	$14,097,989	$13,299,558
Operating Expenses	12,336,114	11,745,737
Income from Operations	1,761,875	1,553,821
Other (Loss) Income, net	(313,721)	2,257,687
Income Tax Expense	(450,000)	(1,041,000)
Net Income	998,154	2,770,508
Basic Net Income Per Common Share	$0.20	$0.57
Diluted Net Income Per Common Share	$0.20	$0.56

RECONCILIATION OF NET INCOME TO EBITDA

AND ADJUSTED EBITDA (UNAUDITED)

	Three months ended
	March 31,
	2024	2023
NET INCOME	$998,154	$2,770,508
Interest income, net	(538,527)	(399,175)
Income tax expense	450,000	1,041,000
Depreciation	850,986	735,261
EBITDA	1,760,613	4,147,594
Stock-based compensation	346,366	336,205
Gain on insurance proceeds related to equity investments	-	(2,528,901)
Depreciation and amortization related to equity investments	527,625	440,764
Interest expense related to equity investments	578,315	422,261
ADJUSTED EBITDA	$3,212,919	$2,817,923